State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 05/12/2011
FILED 10:00 AM 05/12/2011
SRV 110536606 - 3488164 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
CHINA STATIONERY AND OFFICE SUPPLY, INC.

China Stationery and Office Supply, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("GCL") does hereby certify:

FIRST: That by written consent in lieu of meeting dated January 19, 2011, the Board of Directors of the Corporation duly adopted a resolution setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling for the approval of the amendments by the stockholders. The resolutions setting forth the proposed amendments are as follows:

By changing Article FIRST thereof so that, as amended, said Article shall be and read, effective May 18, 2011, as follows:

FIRST: Name. The name of the Corporation is Global Arena Holding, Inc.

By changing Article FIFTH thereof so that, as amended, the introductory paragraph and Part I of said Article shall be and read as follows:

FIFTH: Authorized Shares. The Corporation is authorized to issue 100,000,000 shares of Common Stock, $.001 par value ("Common Stock") and 2,000,000 shares of Preferred Stock, $.001 par value ("Preferred Stock"). The board of directors may provide for the issuance of the preferred shares in one or more series, and may determine the preferences, limitations and relative rights of each such series, by resolution of the board.

Part I: Reverse Stock Split. On May 18, 2011 at 6:00 p.m. p.m. Eastern Standard Time (the "Effective Time"), a reverse stock split ("Reverse Stock Split") will occur, as a result of which each twenty (20) issued and outstanding shares of Common Stock of the Corporation ("Old Common Stock") shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) shares of the Corporation's Common Stock ("New Common Stock"). The Reverse Stock Split will be effected as follows:

(a) Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation's Old Common Stock ("Old Certificate(s)") will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation's transfer agent (the "Agent") for

cancelation, a certificate(s) ("New Certificate") representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

(b) From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.

(c) The Corporation will not issue fractional shares. The number of shares to be issued to each stockholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any stockholder would not be a whole number.

SECOND: That thereafter, pursuant to the resolution of the Board of Directors, stockholders of the Corporation representing the necessary number and class of shares as required by statute, acting by written consent setting forth said amendments and delivered the signed consent to the Corporation as required by the provisions of said Section 228.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the GCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 11th day of May, 2011.

CHINA STATIONERY AND OFFICE SUPPLY, INC.

By: ______________________
John S. Matthews
Chief Executive Officer